Exhibit 99.8
KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Bay Adelaide Centre	Internet www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Harry Winston Diamond Corporation

We consent to the inclusion in this annual report on Form 40-F of:

–	our auditors' report dated April 19, 2010 on the consolidated balance sheets of Harry Winston Diamond Corporation (the “Company") as at January 31, 2010 and 2009, and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2010;

–	our auditors' report on reconciliation to United States GAAP dated April 19, 2010; and

–	our Report on Internal Control over Financial Reporting dated April 19, 2010 on the Company’s internal control over financial reporting as of January 31, 2010;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2010.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 dated January 20, 2009 of Harry Winston Diamond Corporation.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 21, 2010

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